Crescent Reincorporation Sub, Inc.

11100 Santa Monica Boulevard, Suite 2000

Los Angeles, CA 90025

December 9, 2019

VIA EDGAR

United States Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, DC 20549

Re:    Registration Statement No. 333-233995

Ladies and Gentlemen:

Pursuant to Rule 461(a) promulgated under the Securities Act of 1933, as amended, the undersigned registrant hereby requests that the effective date of the above-referenced Registration Statement be accelerated so that the same may become effective at 10:00 a.m. (Washington D.C. time) on December 11, 2019 or as soon as practicable thereafter.

[signature page follows]

Sincerely,

CRESCENT REINCORPORATION SUB, INC.

/s/ Gerhard Lombard
Gerhard Lombard
Chief Financial Officer & Treasurer

[Signature Page to SEC Acceleration Request re: Registration Statement]